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PROCAPS GROUP, S.A.

Your Internet vote authorizes the Company Proxies (as defined below) to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 4:00 p.m. Luxembourg time on January 19, 2024 at the latest.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided by January 19, 2024 at 4:00 p.m. Luxembourg time at the latest.

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PLEASE DO NOT RETURN THE PROXY CARD IN THE MAIL IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

GENERAL MEETING OF SHAREHOLDERS OF PROCAPS GROUP, S.A.
société anonyme
Registered office: 9, rue de Bitbourg, L-1273 Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 253360
(the **"Company"**)
to be held on January 22, 2024 at 3:00 p.m. (Luxembourg time) (the "General Meeting")

The undersigned hereby appoints (please mark only one option):

☐ **OPTION 1:** The Chairman of the General Meeting, whom failing, any lawyer and/or employee of Arendt & Medernach S.A., as proxy voting representative appointed by the Company, each with full power of substitution (the "**Company Proxies**"),

☐ **OPTION 2:** [Please fill in]: [in case of a natural person:
[Mr./Ms.] ____________________________________, born on _______________ , in _________________ , residing at ______________________ ____]/[in case of a legal person: ________________________________, having its registered office at ________________________________, registration authority and number ____,
represented by ____],

to individually represent and vote as designated on the reverse side, all the shares of the Company held of record by the undersigned on January 5, 2024, at 24:00 (midnight) Luxembourg time, at the General Meeting to be held on January 22, 2024, at 3 p.m. Luxembourg time, or any adjournment or postponement thereof.

If (i) you do not mark one of the two options above, or (ii) you mark all two options above, or (iii) you select option 2 but do not duly populate the relevant details of your proxy, your vote will by default be counted as being submitted pursuant to the option 1.

Please indicate on the reverse side of this proxy card how these shares are to be voted. This proxy card must be marked, signed, dated and returned to Continental Stock Transfer & Trust Company, the Company's registrar and transfer agent, on behalf of the Company, at the latest on January 19, 2024 at 4:00 p.m. Luxembourg time in order to be counted. This proxy, when properly executed, will be voted in the manner directed herein.

THE UNDERSIGNED HEREBY CERTIFIES BEING THE HOLDER OF RECORD OF THE SHARES OF THE COMPANY AS AT JANUARY 5, 2024, AT 24:00 (MIDNIGHT) LUXEMBOURG TIME. THIS PROXY CARD WILL AUTOMATICALLY BE INVALIDATED IF THE UNDERSIGNED WAS NOT THE HOLDER OF RECORD OF THE REFERENCED ORDINARY SHARES OF THE COMPANY ON JANUARY 5, 2024, AT 24:00 (MIDNIGHT) LUXEMBOURG TIME.

(Continued and to be signed on the reverse side)

By executing this proxy card, the undersigned hereby confirms that (i) he has not waived all or part of his voting rights, (ii) none of his voting rights have been suspended and (iii) the exercise of any voting rights pursuant to this proxy does not result in a breach of any voting agreements to which he is a party.

All powers granted to the above chosen proxyholder are for the purpose of making any statement, casting all votes, signing all minutes of meetings and other documents, doing everything which is lawful, necessary or simply useful in view of the accomplishment and fulfillment of the present proxy, as may be required, and to proceed, in accordance with the requirements of Luxembourg law, to any filing with the Luxembourg Trade and Companies' Register and to any publication on the Recueil électronique des sociétés et associations, as may be required, while the undersigned promises to ratify all said actions taken by the above chosen proxyholder whenever requested.

The undersigned understands and accepts that any later dated proxy card issued will override and deprive of effect any previously issued proxy card.

I understand and accept that in case, in addition to a previously submitted vote via a proxy card, I attend and vote at the General Meeting in person, and provided that such physical attendance and voting meets the requirements set forth in the convening notice, the vote submitted in person at the General Meeting shall prevail and any previously submitted vote via a proxy card shall be deprived of effect.

The present proxy pursuant to this proxy card will remain in force if the General Meeting is, for whatsoever reason, to be adjourned or postponed or if a second general meeting is to be convened in order to decide on the same agenda.

By submitting this proxy card, you agree to appoint Mrs. María Alejandra Molina Utrera as chairman and Mrs. Melissa Angelini as scrutineer as part of the bureau of the General Meeting. The chairman will designate a secretary for the General Meeting. If any other persons mentioned above cannot, for any reason whatsoever, attend the General Meeting, you agree that Mrs. María Alejandra Molina Utrera may appoint other persons to act as chairman and scrutineer at the General Meeting.

The undersigned undertakes to indemnify the above chosen proxyholder against any claims, losses, costs, expenses, damages or liability sustained or incurred by the above chosen proxyholder as a result of any action taken in good faith pursuant to the present proxy card.

This proxy shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The parties irrevocably agree that any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg.

PROXY

PROCAPS GROUP, S.A. —

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE GENERAL MEETING OF SHAREHOLDERS.

Please mark your votes like this **X**

(Please express a choice for each agenda item. Only one choice may be expressed for each agenda item. If you do not explicitly express a choice and/or if you vote in blank or if your choice is unclear in respect of a given agenda item, the Company will not take this vote for this agenda item into account.)

	FOR	AGAINST	ABSTAIN
1. Revocation with effect as of the date of the General Meeting of all the members of the Board of Directors.	☐	☐	☐
2. Appointment with effect as of the date of the General Meeting of seven new members of the Board of Directors.	☐	☐	☐

(As per the requests of certain shareholders of the Company which are parties to that certain nomination agreement entered into on September 29, 2021, by and among the Company, Union Group International Holdings Limited, Union Acquisition Associates II, LLC, Hoche Partners Pharma Holding S.A., the Sognatore Trust, the Simphony Trust and the Deseja Trust (the "Nomination Agreement") and which are entitled to propose for appointment one or multiple director(s) of the Company in accordance with the terms and conditions of the Nomination Agreement, such shareholders are proposing for appointment the same members as the current board members in relation to item 2 on the agenda.)

If amendments or new resolutions are presented at the General Meeting, I irrevocably give the Chairman of the General Meeting, whom failing, any lawyer and/or employee of Arendt & Medernach S.A., with full power of substitution, the power to vote in my name and as he/she deems fit, unless I mark the box abstain. ABSTAIN ☐

☐

To change the address on your account, please check the box at right and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method.

New Address:

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CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________**, 2024**

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.